CHANGE OF STATUS REPORT

SECTION 11.2 OF NATIONAL INSTRUMENT 51-102

Pursuant to Section 11.2 of National Instrument 51-102, Levon Resources Ltd. (the "Company") reports that it ceased to be a "venture issuer" (as defined National Instrument 51-102) on February 13, 2012 on which date the Company's common shares commenced trading on the Toronto Stock Exchange and ceased trading on the TSX Venture Exchange.

LEVON RESOURCES LTD.
By:	"Dorothy Chin”
Name:	Dorothy Chin
Title:	Corporate Secretary